ATTORNEY WORK PRODUCT
                                                     PRIVILEGED AND CONFIDENTIAL
                                                     ---------------------------

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


HIDARY GROUP ACQUISITIONS, LLC,           )
a Delaware Limited Liability Company and  )
HIDARY GROUP ACQUISITIONS, INC.,          )
a Delaware Corporation,                   )
                                          )
                          Plaintiffs,     )
                                          )
                  v.                      )
                                          )     C.A. No. ______ - ____
EVERLAST WORLDWIDE INC.,                  )
a Delaware Corporation,                   )
                                          )
                          Defendant.      )
                                          )


                               VERIFIED COMPLAINT
                               ------------------

         Plaintiffs Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc. (collectively, "Hidary"), by and through their undersigned attorneys, allege, upon knowledge as to their own acts and upon information and belief with respect to all other allegations herein, as follows:

                              NATURE OF THE ACTION
                              --------------------

      1. This action seeks injunctive and other relief in connection with a proposed merger between Hidary and defendant Everlast Worldwide Inc. (the "Hidary Merger").

      2. On June 1, 2007, Hidary entered into an Agreement and Plan of Merger with Everlast Worldwide Inc. (the "Hidary Merger Agreement" or "Agreement"). Pursuant to the Hidary Merger Agreement, Hidary agreed to pay the stockholders of Everlast Worldwide Inc. ("Everlast") $26.50 per share in cash. (Hidary Merger Agreement is attached as Exhibit A)

      3. On June 20, 2007, Everlast received a competing proposal from Brands Holdings Limited and its wholly-owned subsidiary EWI Acquisition, Inc. (collectively, "Brands"). Thereafter, on June 21, 2007, Brands revised its proposal, offering to pay $30.00 per share in cash to the Everlast stockholders (the "Brands Proposal"). Because the Everlast board of directors (the "Everlast Board" or "Board") had determined that the Brands Proposal was a Superior Proposal as that term is defined in the Hidary Merger Agreement, Everlast was required by the Hidary Merger Agreement to notify Hidary of the Brands Proposal, and it did so in a letter dated June 21, 2007. (June 21, 2007 Letter is attached as Exhibit B)

      4. On June 27, 2007, Hidary delivered a letter to Everlast announcing that it was prepared immediately to amend the Hidary Merger Agreement to increase the merger consideration from $26.50 per share to $30.55 per share (the "Amended Hidary Agreement"). In addition, Hidary's letter stated that "Hidary and its representatives would be pleased to have further discussions with [Everlast] and its representatives as contemplated by Section 7.03(d) of the Merger Agreement to clarify any aspects of this proposal and to consider any additional modifications thereto as [Everlast] may request." (June 27, 2007 Amendment Letter is attached as Exhibit C)

      5. Everlast ignored Hidary's economically superior transaction, and Hidary's unequivocal offer further to negotiate its terms. Instead, less than 24 hours after Hidary delivered its $30.55 amendment, Everlast signed up the economically inferior $30.00 deal with Brands, and purported to terminate the Hidary Merger Agreement, allegedly on the ground that the Brands Proposal continued to constitute a Superior Proposal to the Hidary Merger Agreement, as amended.

      6. In fact, Everlast had no right under the Hidary Merger Agreement to terminate the Agreement. The Brands Proposal was by any rational measure not a Superior Proposal, and Everlast's apparent excuses for concluding that it was were demonstrably pretextual. In fact, when the Everlast Board terminated the Hidary Merger Agreement, the merger consideration to be paid to Everlast shareholders under that Agreement was $30.55 per share - $0.55 more per share than in the Brands Proposal that the Board wrongly deemed "superior."

      7. And even if the Brands Proposal had been "superior," Everlast willfully refused to negotiate in good faith with Hidary - as it was obligated to do under the Hidary Merger Agreement - to give Hidary the opportunity to make whatever amendments to the Hidary Merger Agreement were necessary so that the Brands Proposal would no longer be a Superior Proposal.

      8. Thus, necessary preconditions to Everlast's conditional right to terminate were never satisfied, and Everlast's purported termination of the Hidary Merger Agreement was therefore null and void.

      9. In addition, Everlast's failure to negotiate with Hidary, and acceptance of an acquisition proposal that was demonstrably not superior to Hidary's, constitute stand-alone breaches of the Hidary Merger Agreement.

      10. Hidary thus seeks (i) a declaratory judgment that the Hidary Merger Agreement, as amended, is a valid and enforceable contract, (ii) specific performance of the Hidary Merger Agreement, as amended, (iii) a declaratory judgment that the Brands Merger Agreement is ineffective under its own terms,
(iv) a permanent injunction against the proposed merger between Everlast and Brands, (v) an award of damages against Everlast for its breach of the Hidary Merger Agreement, and (vi) such other and further relief as the Court may deem just and proper.

                                     PARTIES
                                     -------

      11. Plaintiff Hidary Group Acquisitions, LLC ("Hidary LLC") is a Delaware limited liability company, which is actively engaged in the purchase of portfolio businesses. Hidary LLC is a New York-based investor group. One of Hidary LLC's members, The Hidary Group LLC, is the lead sponsor of the acquisition contemplated by the Hidary Merger Agreement. Hidary LLC's portfolio consists of companies in various industries, including consumer goods, real estate, technology and financial services. The Hidary Group LLC has a long history in the sports and athletic apparel marketplace in which Everlast operates.

      12. Plaintiff Hidary Group Acquisitions, Inc. ("Hidary Inc.") is a Delaware corporation and a wholly owned subsidiary of Hidary LLC.

      13. Defendant Everlast is a Delaware corporation. Everlast is a leading designer, manufacturer and marketer of boxing and fitness related sporting goods equipment under the well-recognized Everlast brand, and licenses the Everlast name for use in apparel, footwear and other products. Its principal executive offices are located in New York City.

                              FACTUAL ALLEGATIONS
                              -------------------

                           The Hidary Merger Agreement
                           ---------------------------

      14. Under the terms of the Hidary Merger Agreement, dated as of June 1, 2007, Hidary agreed to buy the outstanding shares of Everlast for $26.50 per share. (Exhibit A at 1) Pursuant to the Agreement, Hidary Inc. will be merged with and into Everlast, with Everlast continuing as the surviving corporation and as a wholly owned subsidiary of Hidary LLC.

      15. The Hidary Merger Agreement contemplated that at the time of the merger, each outstanding share of Everlast common stock, other than the shares
(a) contributed to Hidary, (b) owned by Everlast or Hidary or (c) owned by any stockholders entitled to and who properly exercised appraisal rights under Delaware law, would be cancelled and converted into the right to receive $26.50 per share in cash, without interest.

      16. Consummation of the Hidary Merger was subject to various conditions, including approval by the stockholders of Everlast and other customary closing conditions.

      17. The Hidary Merger Agreement also provided that, during the period beginning on the date of the Hidary Merger Agreement and continuing until 11:59 p.m. on July 1, 2007 (the "Go-Shop Period"), Everlast had the right, subject to certain limitations in the Agreement, to initiate, solicit and encourage other offers, and to enter into negotiations with respect to such offers - a so-called "go-shop" provision. (Id. Sec. 7.03(a))

      18. Although the "go-shop" provision permitted Everlast to solicit other offers, the Hidary Merger Agreement also imposed certain limitations on Everlast's ability to accept a competing proposal. Specifically, in order for Everlast to have the right to terminate the Hidary Merger Agreement and accept another proposal, Everlast must satisfy several contractual preconditions.

      19. First, the Everlast Board must conclude in good faith that the other proposal is a Superior Proposal, as that term is defined in the Hidary Merger Agreement.

      20. The Hidary Merger Agreement defines a Superior Proposal as:

      [A]ny bona fide binding written Acquisition Proposal not obtained in violation of Section 7.03 that the Board determines in its good faith judgment (after receiving the advice of its financial advisor and after taking into account all appropriate legal (with the advice of outside counsel) and financial (including the financing terms thereof) are more favorable to the Company's stockholders (in their capacity as such) from a financial point of view than this Agreement (considering any changes to this Agreement proposed by Parent in response thereto) and which the Board determines in good faith is reasonably capable of being consummated on the terms set forth therein....[)]

(Id. Sec. 1.01) (emphasis added).

      21. Thus the definition of a Superior Proposal requires the Everlast Board to determine whether the competing bid is reasonably capable of being consummated, and separately to compare the competing bidder's proposal to the Hidary Merger, in order to determine whether the competing bid is more favorable to the shareholders from a financial point of view than the Hidary Merger.

      22. Second, the Everlast Board must determine in good faith, after consultation with outside counsel, that failure to take such action - that is, failure to terminate the Hidary Merger Agreement - would violate the Board's fiduciary duties under applicable law. Thus, the Everlast Board has no right to terminate unless it concludes that the only way to avoid violating its fiduciary duties is to terminate.

      23. Third, the Everlast Board must provide notice to Hidary, at least four business days in advance (the "Notice Period"), of its intention to terminate the Hidary Merger Agreement, and Everlast's notice must include a written summary of the material terms and conditions of such Superior Proposal.

      24. Fourth, during the Notice Period, Everlast must negotiate in good faith with Hidary so as to give Hidary the opportunity to make whatever adjustments to the Hidary Merger Agreement may be necessary so that the competing bid is no longer perceived as superior. Then, after taking into account Hidary's revisions, Everlast must determine whether the other proposal ceases to be a Superior Proposal. Section 7.03(d) provides, in pertinent part, that:

      During the Notice Period, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith . . . to make such adjustments in the terms and conditions of this Agreement, and the Board shall take into account any changes to the financial and other terms of this Agreement proposed by Parent in response to any such written notice by the Company or otherwise, so that the Acquisition Proposal ceases to constitute a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other term of such Superior Proposal shall require a new written notice by the Company and a new four-business day period).

(Id. Sec. 7.03(d)) (emphasis added).

      25. Thus, Everlast may not terminate the Hidary Merger Agreement unless
(i) the good faith negotiations with Hidary fail to yield modifications that leave the Hidary transaction at least equivalent from a financial point of view to the competing proposal, and (ii) it would be a breach of fiduciary duties for the Everlast Board not to terminate.

      26. Finally, before it has a right to terminate the Hidary Merger Agreement, Everlast must pay Hidary the Termination Fee, as that term is defined in the Hidary Merger Agreement. If Everlast terminates the Hidary Merger Agreement before the end of the Go-Shop Period, the Agreement provides for a termination fee of $3 million. (Id. Sec. 9.03(c)) Thereafter, the Agreement provides for a termination fee of $4.5 million. (Id.)

      27. The Hidary Merger Agreement is "governed by, construed and enforced in accordance with, the Laws of the State of Delaware." (Id. Sec. 10.07)

      28. In the Hidary Merger Agreement, Hidary and Everlast expressly agreed that "irreparable damage would occur in the event any provision of [the Hidary Merger Agreement] were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity." (Id. Sec. 10.06)

                Hidary Arranges Financing Acceptable to Everlast
                ------------------------------------------------

      29. In contemplation of the $26.50 per share transaction contemplated in the Hidary Merger Agreement, Hidary arranged financing commitments that ensured its ability to consummate the transaction.

      30. Specifically, with regard to debt financing, Hidary arranged for $80 million of commitments from Wells Fargo Century, Inc. ("Wells Fargo") and Ore Hill Fund L.P. ("Ore Hill"). Wells Fargo has a 15-year history as senior lender to Everlast, and is thus intimately familiar with Everlast. Wells Fargo originally committed to provide $60 million of the $80 million in debt financing.

      31. In addition, as of May 31, 2007, Hidary had obtained equity commitment letters from each of The Hidary Group LLC, Gracie Capital Investors, Seneca Capital Investments LLC, Boxing 2000 LLC, Middlegate Securities Ltd. and Ore Hill, for an aggregate of $70 million in committed equity financing. The equity commitments, in conjunction with the debt commitments above, were more than sufficient to fund the maximum aggregate merger consideration payable under the Hidary Merger Agreement.

      32. Throughout the negotiations leading up to the execution of the Hidary Merger Agreement on June 1, Hidary was immediately responsive to any concerns expressed by Everlast or its advisors about Hidary's financing commitments and its demonstrable ability to consummate the transaction. For example, when an Everlast advisor expressed reservations about the firmness of the Wells Fargo commitment because its commitment letter included a due diligence condition, Hidary representatives reached the Wells Fargo senior loan officer on his cell phone and immediately obtained the bank's agreement to remove the due diligence condition.

      33. The Everlast Board approved the Hidary offer on June 1, and Everlast's CEO announced the transaction at its annual shareholders meeting on June 1 in New York City.

      34. Obviously, when the Hidary Merger Agreement was signed, Hidary's financing was acceptable to Everlast, and Everlast and its advisors were fully satisfied that Hidary was capable of consummating the merger. In fact, in its preliminary proxy statement filed with the SEC on June 15, 2007 in connection with the Hidary Merger, Everlast listed as a positive factor considered by the Board in its decision to approve the Hidary deal "the likelihood of consummation of the [Hidary] merger, including ... an assessment that Parent and Merger Sub have the financial capability to acquire us for the merger consideration, taking into account Parent's receipt of commitment letters for debt and equity financing in connection with the merger." (Preliminary Proxy Statement is attached as Exhibit D at 25)

      35. On June 13, 2007, Aquamarine Master Fund, L.P. delivered a roll-over commitment letter to Hidary, pursuant to which it agreed to contribute 127,993 shares of its Everlast Common Stock to Hidary in exchange for equity securities of Hidary LLC. The shares subject to the Aquamarine roll-over commitment represent approximately 3.1% of the outstanding shares of Everlast.

      36. On June 18, 2007, Burlingame Asset Management, LLC delivered a roll-over commitment letter to Hidary, pursuant to which it agreed to contribute 290,262 shares of its Everlast Common Stock to Hidary in exchange for equity securities of Hidary LLC. The shares subject to the Burlingame roll-over commitment represent approximately 7.3% of the outstanding shares of Everlast.

      37. On June 26, 2007, Hidary obtained an equity commitment letter from Crystal Capital for $10 million, after that firm completed its due diligence.

      38. On June 27, 2007, Hidary obtained a new senior debt commitment letter from Wells Fargo for a $65 million senior debt facility, $5 million more than its previous commitment.

                           The Initial Brands Proposal
                           ---------------------------

      39. On June 20, 2007, three weeks into the Go-Shop Period, Everlast received a competing proposal from Brands. Thereafter, on June 21, 2007, Brands revised its proposal to offer $30.00 per share in cash to the Everlast stockholders (i.e., the Brands Proposal).

      40. That same day, Everlast sent Hidary a notice that it had received an Acquisition Proposal (as defined in the Hidary Merger Agreement) from Brands that the Everlast Board had determined constituted a Superior Proposal (the "June 21 Notice Letter").

      41. In the June 21 Notice Letter, Everlast stated that "[t]he Proposed Merger Agreement is on substantially the same terms as the [Hidary] Merger Agreement," with certain exceptions specifically listed. (Exhibit B at []).

      42. The Brands offer letter, which was attached to Everlast's June 21 Notice Letter, stated explicitly that it would not expire until 5:00 p.m. EST on Friday, June 29. Thus, Everlast had some 8 days in which to negotiate with Hidary before the Brands Proposal would expire by its terms.

      43. Although the June 21 Notice Letter explicitly acknowledged Everlast's obligation under Section 7.03(d) of the Hidary Merger Agreement to negotiate in good faith with Hidary to "make such adjustments in the terms and conditions of the [Hidary] Merger Agreement ... so that the Acquisition Proposal of Brands Holdings ceases to constitute a Superior Proposal," nothing in the June 21 Notice Letter conveyed any concern about Hidary's financing commitments, which Everlast had already approved as acceptable on June 1. (Exhibit B at 3)

      44. If the June 21 Notice Letter had informed Hidary that there was any concern whatsoever about the financing commitments previously accepted by Everlast, Hidary would have had ample opportunity to immediately address those concerns - as it had previously done with respect to the Wells Fargo due diligence condition during the negotiations on the Hidary Merger Agreement. Thus, Hidary understandably perceived the task presented to it by the June 21 Notice Letter to be simply to improve upon the $30.00 per share price in the Brands Proposal.

      45. This Hidary immediately set out to do, and its determination to top the Brands Proposal was no secret to Everlast. Over the course of the next several days, Hidary's legal advisors communicated to Everlast's legal advisors that Hidary was working on an amendment to the Hidary Merger Agreement. Yet at no time prior to the delivery of Hidary's letter amendment to the Hidary Merger Agreement did Everlast or its advisors suggest in any way that Hidary should address concerns about its financing commitments.

      46. To the contrary, although an Everlast lawyer did inform an attorney for Hidary at some point during the Notice Period that the Board would be looking at financing commitments, there was no suggestion that Everlast had any concern about Hidary's financing package - and in light of the Everlast Board's earlier approval of Hidary's financing commitments (and the Board's expressed view that the likelihood of consummation of the Hidary Merger was a positive factor in its decision to approve that deal), Hidary understandably concluded that financing would not be an area of comparison on which it needed to "make . .. . adjustments in the terms and conditions of [its Merger Agreement] . . . so that the [Brands Proposal] ceases to constitute a Superior Proposal."

      47. In the days immediately following its receipt of the June 21 Notice Letter, Hidary and its representatives worked diligently to assemble the components of a revised agreement that would top the Brands Proposal. Among these were the negotiation and receipt of the new $10 million equity commitment from Crystal Capital, the negotiation and receipt of a new, larger senior debt commitment from Wells Fargo, and confirmation from Aquamarine and Burlingame that they remained committed to roll over their Everlast shares, even at the higher price Hidary was contemplating.

                           Hidary's Amended Agreement
                           --------------------------

      48. At approximately 6:00 p.m. on June 27, concededly before the expiration of the Notice Period (which was 11:59 p.m. that day), Hidary delivered a letter to Everlast announcing that it was prepared immediately to amend the Hidary Merger Agreement to increase the merger consideration from $26.50 per share to $30.55 per share (the "Amended Hidary Agreement"). In addition, Hidary's letter stated that "Hidary and its representatives would be pleased to have further discussions with [Everlast] and its representatives as contemplated by Section 7.03(d) of the Merger Agreement to clarify any aspects of this proposal and to consider any additional modifications thereto as [Everlast] may request." (Exhibit C at 2) In other words, Hidary stood ready to negotiate any and all aspects of its Amended Agreement.

                           The Purported Termination
                           -------------------------

      49. Everlast, however, had no apparent interest in good faith negotiations or discussions with respect to the amendments to the Hidary Merger Agreement - despite the uncontroverted facts that the Amended Hidary Agreement promised merger consideration to Everlast's shareholders that was economically superior to the consideration in the Brands Proposal, and that there was ample time for such negotiations, as the Brands Proposal would not expire for nearly two days following Everlast's receipt of the Amended Hidary Agreement.

      50. Instead, Everlast convened a special Board meeting within a few hours of receiving Hidary's letter, beginning a process that concluded, less than 12 hours later, with (i) a decision by the Everlast Board to terminate the Hidary Merger Agreement and execute a merger agreement with Brands, (ii) an e-mail notice of these actions from Everlast to Hidary, and (iii) the hand-delivery by Everlast's CFO of a $3 million check to Hidary, which was represented to be the termination fee payable under the Hidary Merger Agreement.

      51. At no time after receiving Hidary's June 27 Amendment Letter did Everlast or its representatives engage in good faith negotiations with Hidary about any aspect of the Amended Hidary Agreement. To the contrary, to the extent that there were any communications at all regarding the Amended Hidary Agreement before Everlast signed up the Brands Proposal, they were not bilateral negotiations, but unilateral ultimatums and rote, pro forma, rhetorical questions from Everlast. Thus, despite the fact that Hidary continued to show itself to be receptive and responsive to any reasonable requests, Everlast categorically refused to negotiate in good faith.

      52. Instead, on receiving Hidary's economically superior Amended Agreement, Piper Jaffray Co. (Everlast's banker) and Olshan Grundman Frome Rosenzweig & Wolosky LLP (its attorneys) simply announced to Hidary and its advisors that Everlast had concerns about the Wells Fargo commitment letter. This came as a complete shock to Hidary, as neither Everlast nor its advisors had ever, at any time since the execution of the Hidary Merger Agreement almost a month before, so much as intimated that Everlast had any concern whatsoever about the Wells Fargo commitment. Nor was there any other reason to suspect an issue; to the contrary, given Wells Fargo's status as Everlast's senior lender, there was every reason to believe that Everlast viewed the Wells Fargo commitment as "money good."

      53. Stunned by Everlast's mystifying announcement, Hidary's advisors probed for specifics, but the Everlast advisors refused to provide any guidance. Having no idea what the alleged problem was, Hidary suggested having the Piper Jaffray banker speak directly to the Wells Fargo underwriting officer to discuss whatever Piper Jaffray's issues were, and promptly arranged for such a call. But on that call, the Piper Jaffray banker continued his refusal to negotiate, instead announcing unilaterally that the only relevant question was whether Wells Fargo would remove all conditions to closing, and refusing to discuss any specific condition in particular. In response, the Wells Fargo officer offered to submit to his investment committee first thing the following morning the concept of having Wells Fargo's closing conditions on the senior debt commitment mirror those in the Hidary Merger Agreement, as far as possible. The Piper Jaffray banker was completely unreceptive.

      54. Still Hidary persisted, asking what it would take for the Everlast Board to get comfortable with Hidary's financing. When the Piper Jaffray representative mentioned additional equity commitments, Hidary acted swiftly. In less than an hour, it had obtained and delivered to Everlast a new equity commitment letter for $20 million from Citigroup for the purchase of Everlast on behalf of Agent 99, an entity wholly-owned by Jack D. Hidary (who is Managing Member of Hidary LLC and President and CEO of Hidary Inc.). In addition, The Hidary Group LLC provided an additional $15 million equity commitment (increasing its total equity commitment from $20 million to $35 million), which Mr. Hidary personally hand-delivered to Everlast's attorney at Olshan's office. While Mr. Hidary was still at Olshan's office, the Piper Jaffray banker called him and announced for the first time (at about 11:50 p.m.) that Piper Jaffray also considered Ore Hill's $20 million subordinated debt commitment letter questionable (a bizarre assertion, since this was exactly the same letter from Ore Hill that Hidary had submitted on May 31, which the Everlast Board had accepted without comment at that time).

      55. Mystified by the shifting nature of Everlast's "concerns" over its debt financing commitments, Hidary then implemented a prompt solution to those "concerns." Mr. Hidary asked the Piper Jaffray banker how much additional equity capital would be needed such that committed equity capital alone could cover the merger consideration, without any need to rely on debt financing whatsoever. After adding up the existing equity commitments and the new equity commitments just submitted, Piper Jaffray responded that an additional $5 million would be required. Mr. Hidary immediately increased The Hidary Group LLC's additional equity commitment letter to $20 million from $15 million (thus increasing The Hidary Group LLC's total equity commitment to $40 million, and covering the perceived gap as calculated by Everlast's bankers), and handed the increased equity commitment to Everlast's senior lawyer on the spot. Thus, in the inconceivable scenario that the lenders would walk away from the transaction entirely, Hidary still had the requisite committed equity capital to pay the merger consideration in its entirety.

      56. Notwithstanding all of these efforts, Hidary's continuing obvious willingness to negotiate all aspects of its Amended Agreement (including its financing commitments), and the fact that the Brands Proposal was not scheduled to expire for nearly two days thereafter, Everlast and its advisors unilaterally halted communications with Hidary and its advisors after midnight on June 27.

      57. There is reason to suspect that Everlast's posturing following receipt of the Amended Hidary Agreement was a charade, and that Everlast never intended to give Hidary a fair chance to match the Brands Proposal. Although Everlast's CFO hand-delivered the $3 million termination fee check to Hidary on June 28, Everlast's lawyers had been asking Hidary's lawyers for wire instructions for the termination fee payment as early as June 25 - at least two days before expiration of the four business day Notice Period during which Everlast was obligated to negotiate in good faith with Hidary about modifications that would make the Brands Proposal cease to be a superior offer.

      58. In any event, in view of Everlast's refusal to negotiate in good faith, its next step was entirely predictable. At about noon on June 28 - less than 18 hours after it had received the Amended Hidary Agreement - Everlast's CFO personally delivered the Company's $3 million check representing the termination fee, and shortly thereafter Everlast emailed its purported notice of termination to Mr. Hidary. (June 28, 2007 Everlast Termination Letter is attached as Exhibit E) At around 4 p.m. that same day, Everlast announced that it had signed a definitive agreement (the "Brands Merger Agreement") to be acquired by Brands for $30.00 per share in cash. (Brands Merger Agreement is attached as Exhibit F) The proposed Brands Merger Agreement is subject to stockholder approval at a special meeting to be scheduled promptly.

      59. Importantly, the parties to the Brands Merger Agreement appear to have contemplated exactly the situation now presented, in which the Hidary Merger Agreement is wrongfully terminated, because they included in their agreement the following language:

      Notwithstanding the execution and delivery of this Agreement on the date hereof by the parties hereto, this Agreement shall not be effective (and binding obligations shall not be created) unless and until each of the following shall have been satisfied (or waived in writing by Parent):

            (i) The [Hidary] Merger Agreement shall have been terminated in accordance with its terms immediately prior to the execution of this
            Agreement....

(Brands Merger Agreement Sec. 10.11) Thus the Brands Merger Agreement by its terms provides that the Brands Proposal does not become effective unless the Hidary Merger Agreement is properly terminated in accordance with its terms.

                        Hidary's Second Amended Agreement
                        ---------------------------------

      60. Hidary's response to the termination was straightforward and swift. By letter delivered just hours after the announcement of the Brands deal, Hidary advised Everlast that it was in breach of the Hidary Merger Agreement, that it was not entitled to terminate the Hidary Merger Agreement (because, among other reasons, the Brands Proposal had ceased to be a Superior Proposal, as defined in the Hidary Merger Agreement), and that the purported termination was thus null and void. (June 28 Amendment Letter is attached as Exhibit G)

      61. In addition, notwithstanding Everlast's wrongful termination and its continuing refusal at that point to negotiate with Hidary, Hidary tried once again to engage Everlast. To that end, Hidary's June 28 Amendment Letter committed to two important amendments to the Hidary Merger Agreement (the "Second Amended Hidary Agreement"). First, Hidary increased the per share consideration in the Hidary Merger to $31.25 per share (still in cash) - a premium of $1.25, or more than 4%, over the Brands Proposal. Second, Hidary gave all Everlast stockholders the right to elect to "roll over" up to 50% of their current equity interest in Everlast.

      62. The roll-over feature - which would be purely voluntary for Everlast's shareholders - will present every current Everlast shareholder with the opportunity to participate in Everlast's future growth by exchanging up to 50% of their Everlast shares for shares in Hidary LLC (the entity that will own Everlast after the Hidary Merger), while at the same time continuing to offer shareholders the right to cash out 100% (or a lesser portion) of their shares at the attractive price of $31.25 per share if they choose. Furthermore, shareholders who elect to roll over a portion of their shares will not recognize any taxable gain with respect to shares they roll over - that is, the roll-over would be a tax-free exchange.

      63. The roll-over feature of the Second Amended Hidary Agreement responds directly to what Everlast itself characterized in its own preliminary proxy on the original Hidary Merger Agreement as a "risk" of that transaction - that is, "the fact that following the merger, [Everlast] stockholders will not participate in any of our future earnings or growth and will not benefit from any of our appreciation in value." (Exhibit D at 26) The roll-over feature provides exactly that opportunity for Everlast's stockholders to participate in Everlast's growth. In fact, some of Everlast's largest public stockholders have recognized the value of a roll-over by committing their Everlast equity to the Hidary Merger - as the Aquamarine and Burlingame roll-over letters make clear.

      64. The June 28 Amendment Letter also re-emphasizes Hidary's continuing commitment to negotiate all aspects of its Agreement.

      65. The Second Amended Hidary Agreement will expire on Monday, July 9, 2007 at 5:00 p.m. Eastern Standard Time.

                     The Brands Merger Agreement is Amended
                     --------------------------------------

      66. Again, Everlast's response was predictable. On the very next day - Friday, June 29 - Everlast and Brands signed an amendment to the Brands Merger Agreement (the "Brands Amendment"), which increased the merger consideration to $33.00 per share in cash (the "Revised Brands Proposal"). (Revised Brands Proposal is attached as Exhibit H) The Everlast Board approved the Brands Amendment at a special meeting on June 29, 2007.

      67. Once again, Everlast ignored its obligation to negotiate in good faith with Hidary - in fact, there was no communication at all between Everlast and Hidary in the period between delivery of the Second Amended Hidary Agreement and the Everlast Board's approval of the Brands Amendment less than 20 hours later.

      68. Hidary was understandably dismayed to learn that the Everlast Board had entered into an amendment to its agreement with Brands less than a day after receiving the June 28 Amendment Letter and without any communication with Hidary. Its failure to even contact Hidary was particularly disappointing because the Revised Brands Proposal contained no provision comparable to the roll-over feature of the Second Amended Hidary Agreement. Apparently, the Everlast Board had forgotten that it considered the lack of an opportunity to participate in Everlast's future growth a "risk" inherent in all-cash deals like the Revised Brands Proposal. If Everlast had bothered to contact Hidary, Everlast's Board would have been forcefully reminded of that "risk," as well as the significant financial benefits (including, importantly, the tax-free nature of the roll-over exchange) of the roll-over to Everlast's stockholders. The Everlast Board's consideration of this valuable component of the Second Amended Hidary Agreement is required to be based on all reasonably available information
- which obviously must at a minimum include discussions with Hidary regarding the valuable characteristics and features of the roll-over.

               Everlast's Breaches of the Hidary Merger Agreement
               --------------------------------------------------

      69. The Everlast Board did not have a Superior Proposal in hand when it terminated the Hidary Merger Agreement, and that termination was therefore a breach of that Agreement.

      70. It is self-evident that when Everlast terminated the Hidary Merger Agreement, the $30.55 Amended Hidary Agreement was economically superior to the $30.00 Brands Proposal.

      71. Moreover, although it was not before the Everlast Board when it purported to terminate the Hidary Merger Agreement, the Revised Brands Proposal also does not constitute a Superior Proposal to the Second Amended Hidary Agreement. The value of the Hidary option to elect $31.25 cash for all shares, or to roll over up to 50% of current Everlast shares into the new entity, is superior to the Brands all cash consideration of $33.00. This is especially true in light of the tax-free nature of the roll-over.

      72. The financing commitments underlying both the Amended Hidary Agreement and the Second Amended Hidary Agreement are substantially improved over the package that the Everlast Board approved on or about June 1, and are also superior to the sources of funds for the Revised Brands Proposal. First, Wells Fargo has increased the value of its senior debt commitment by an additional $5 million. Any suggestion that the Wells Fargo commitment is not "money good" is entirely pretextual - as Everlast's long-time senior lender, Wells Fargo knows the Everlast business inside out. Second, even if there were any legitimate concerns about Hidary's senior debt financing - and there can be none - Hidary has now arranged and delivered to Everlast additional equity commitments from private equity funds and other sources having in the aggregate billions of dollars under management, making Hidary's aggregate equity financing more than sufficient to fund the maximum aggregate merger consideration payable under the Second Amended Hidary Agreement, without resort to any debt financing whatsoever. Given these changes, which were made in direct response to Everlast's unspecific expressions of "concern" about the certainty of Hidary's financing (with which Everlast had been entirely comfortable just three weeks before), and given Hidary's explicitly expressed willingness (and demonstrated ability) to respond to any genuine financing concerns, any suggestion that concerns about the financing package for the Second Amended Hidary Agreement made the economically inferior Brands Proposal "superior" is a sham.

      73. In contrast, the ultimate source of funds for the Brands Proposal is unknown, but apparently Everlast had sufficient concerns about Brands' ability to discharge its financial obligations and consummate the Brands Proposal that it required a guarantee of Brands' obligations by its parent, Sports Direct International plc. That guarantee is no different in form than the unconditional equity commitments underlying both the Amended Hidary Agreement and the Second Amended Hidary Agreement. Nor is it materially different in practical effect. Sports Direct is a large enterprise, with presumably significant resources - but so are Hidary's equity financing partners.

      74. Thus the Brands Proposal was not superior to the Amended Hidary Agreement, and Everlast's termination of the Hidary Merger Agreement on that pretext was a breach of the Agreement.

      75. In addition, even if the Everlast Board could reasonably have believed that the Brands Proposal was a Superior Proposal, it was a direct breach of the Hidary Merger Agreement to fail to negotiate in good faith with Hidary before rushing to accept the Brands Proposal (and similarly the Revised Brands Proposal).

      76. Everlast had every reason to expect that such negotiations would be productive - assuming Everlast's willingness to enter into them in good faith. As noted above, in connection with the negotiation of the Hidary Merger Agreement, Everlast had expressed concern about a due diligence condition in the Wells Fargo commitment letter - and Hidary immediately secured its removal. If Everlast had concerns about Hidary's current financing arrangements, it was contractually obligated to inform Hidary specifically about those concerns - and Hidary could and would have acted promptly to address them.

                        COUNT I: FOR DECLARATORY JUDGMENT
                        ---------------------------------

      77. Hidary repeats and realleges each of the foregoing allegations as if fully set forth herein.

      78. The Hidary Merger Agreement is a valid contract between Hidary and Everlast.

      79. Hidary has fulfilled its obligations under the Hidary Merger Agreement. Everlast has not.

      80. Pursuant to Section 7.03(d) and Section 9.01(g), Everlast could terminate the Hidary Merger Agreement only if it was presented with a Superior Proposal that remained a Superior Proposal to Hidary's Amended Agreement submitted within the Notice Period.

      81. As neither the Brands Proposal nor the Revised Brands Proposal was a Superior Proposal under the Hidary Merger Agreement, Everlast had no contractual right to terminate the Hidary Merger Agreement, and that termination is null and void.

      82. Everlast could not terminate the Hidary Merger Agreement unless it first provided Hidary with an opportunity to match the Superior Proposal, and negotiated in good faith with Hidary to make such modifications as would be necessary such that the Superior Proposal would cease to be a Superior Proposal.

      83. Because Everlast did not negotiate in good faith with Hidary, Everlast had no contractual right to terminate the Hidary Merger Agreement, and that termination is null and void.

      84. Because Everlast's termination of the Hidary Merger Agreement is null and void, the Hidary Merger Agreement is a valid and enforceable contract.

      85. Because Everlast's termination of the Hidary Merger Agreement was null and void, the Brands Merger Agreement by its terms never became effective.

      86. As stated in Section 10.07 of the Hidary Merger Agreement, Hidary has no adequate remedy at law for Everlast's failure to perform its obligations pursuant to the Hidary Merger Agreement.

                          COUNT II: BREACH OF CONTRACT
                          ----------------------------

      87. Hidary repeats and realleges each of the foregoing allegations as if fully set forth herein.

      88. The Hidary Merger Agreement is a valid contract between Hidary and Everlast.

      89. Hidary has fulfilled its obligations under the Hidary Merger Agreement. Everlast has not.

      90. Pursuant to Section 7.03(d) and Section 9.01(g), Everlast could terminate the Hidary Merger Agreement only if it was presented with a Superior Proposal that remained a Superior Proposal to Hidary's Amended Agreement submitted within the Notice Period.

      91. Everlast breached the Hidary Merger Agreement by terminating the agreement when it had no contractual right to do so, as neither the Brands Proposal nor the Revised Brands Proposal was a Superior Proposal under the Hidary Merger Agreement.

      92. Everlast had a contractual obligation to negotiate in good faith with Hidary before terminating the Hidary Merger Agreement.

      93. Thus, if the Brands Proposal or the Revised Brands Proposal was a Superior Proposal (which they were, and are, not), Everlast was required to negotiate in good faith with Hidary to make such modifications as would be necessary such that the Superior Proposal would cease to be a Superior Proposal.

      94. By failing to negotiate in good faith with Hidary in connection with either the Amended Hidary Agreement or the Second Amended Hidary Agreement, Everlast breached the Hidary Merger Agreement.

      95. As stated in Section 10.07 of the Hidary Merger Agreement, Hidary has no adequate remedy at law for Everlast's failure to perform its obligations pursuant to the Hidary Merger Agreement.

                               REQUEST FOR RELIEF
                               ------------------

      WHEREFORE, Plaintiff respectfully requests that this Court:

      A. Declare that the Hidary Merger Agreement is valid and binding on Hidary and Everlast.

      B. Enter an order of specific performance compelling Everlast to perform its obligations under the Hidary Merger Agreement.

      C. Permanently enjoin Everlast from taking any action to consummate the Brands Merger Agreement.

      D. Declare that Everlast breached its contractual obligations under the Hidary Merger Agreement by terminating that agreement.

      E. Declare that the Brands Merger Agreement was null and void and never became effective pursuant to its terms.

      F. Award damages sustained by Hidary as a result of Everlast's breach of contract.

      G.    Award Hidary all reasonable attorney's fees and costs.

      H. Award such other further legal and equitable relief as the Court may deem just and proper.

                                                           ATTORNEY WORK PRODUCT
                                                     PRIVILEGED AND CONFIDENTIAL
                                                     ---------------------------

                                        /s/ Thomas J. Allingham II
                                        --------------------------------------
                                        Thomas J. Allingham II (I.D. No. 476)
                                        Paul J. Lockwood (I.D. No. 3369)
                                        Skadden Arps Slate Meagher & Flom LLP
                                        One Rodney Square, P.O. Box 636
                                        Wilmington, Delaware 19899-0636
                                        (302) 651-3000

                                        Attorneys for Plaintiffs

DATED:   July 10, 2007

                                                           ATTORNEY WORK PRODUCT
                                                     PRIVILEGED AND CONFIDENTIAL
                                                     ---------------------------


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

HIDARY GROUP ACQUISITIONS, LLC,           )
a Delaware Limited Liability Company and  )
HIDARY GROUP ACQUISITIONS, INC.,          )
a Delaware Corporation,                   )
                                          )
                          Plaintiffs,     )
                                          )
                  v.                      )
                                          )     C.A. No. ______ - ____
EVERLAST WORLDWIDE INC.,                  )
a Delaware Corporation,                   )
                                          )
                          Defendant.      )
                                          )

                                  VERIFICATION
                                  ------------

      I, Jack D. Hidary, hereby depose and say that:

      1. I am Managing Member of Hidary Group Acquisitions, LLC and President and Chief Executive Officer of Hidary Group Acquisitions, Inc. in the above-captioned action.

      2. I have read the Verified Complaint in the above-captioned action.

      3. The facts alleged in the Verified Complaint are true and correct to the best of my knowledge, information and belief.

                                               /s/ Jack D. Hidary
                                               --------------------------------

STATE OF New York         )
                          : SS.
New York County           )

      SWORN TO AND SUBSCRIBED before me, a Notary Public in the State and County aforesaid, this 10th day of July, 2007.

                                        /s/ David Freedman
                                        ---------------------------------------
                                        Notary Public
                                        My Commission Expires: February 28, 2011